Buying AARE stock gives you access to high quality institutional grade properties usually reserved for the super wealthy. For the first time ever we are making it accessible to everyday investors.

My name is Andrew Arroyo. I'm the CEO and founder of AARE. Today, I want to talk to you about timing the real estate market and why I believe right now is the prime time to buy commercial real estate.

Overall, property values are less than they were a few years ago. When commercial real estate cools off, which is not often, inventory builds—
properties either fail to sell or take much longer on the market to sell— which means there are less buyers, and if there is any significant vacancy—— cash flow starts to dwindle. these are prime buying opportunities.

That's where AARE comes in. because we have been very patient and disciplined through this cycle and we didn't buy a bunch of properties at the top of the market like so many of our competitors. we have the opportunity to enter this next cycle at a very favorable cost basis and entry point. As the old adage goes, buy low and sell high. But In order to buy low, the market has to give you the opportunity to buy low, that is exactly what we are seeing right now.

These windows of golden opportunity historically only last a couple of years, the best deals usually get sold off in the first 6 to 18 months— but if the overall economy were to get worse and it could—— that would actually provide even more opportunity for us to buy at even better prices.

The market is giving us all a rare opportunity to buy into commercial deals at great prices. Time is of the essence.

Let's invest together.